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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TDC A/S (Name of Subject Company (Issuer))

Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) IV L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited
(Names of Filing Persons (Offerors))
Ordinary Shares, nominal value DKK5 each (Title of Class of Securities)
ISIN DK00-10253335 (ISIN Number of Class of Securities)
Amercian Depositary Shares (representing ordinary shares), (Title of Class of Securities)
87236N102 (CUSIP Number of Class of Securities)
Lawrence Guffey Nordic Telephone Company ApS c/o The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL United Kingdom +44 (0) 20 7451 4000	Richard Wilson Nordic Telephone Company ApS c/o Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT United Kingdom +44 (0) 20 7572 6300	Kurt Björklund Nordic Telephone Company ApS c/o Permira Advisers KB Birger Jarlsgatan 12 SE-114 34 Stockholm Sweden +46 (0) 8 503 122 00
Oliver Haarmann Nordic Telephone Company ApS c/o Kohlberg Kravis Roberts & Co. L.P. Stirling Square 7 Carlton Gardens London SW1Y 5AD United Kingdom +44 (0) 20 7839 9800	Copy to: Michael Wolfson Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU United Kingdom +44 (0) 20 7275 6500	Gustavo Schwed Nordic Telephone Company ApS c/o Providence Equity Partners Limited 78 Brook Street London W1K 5EF United Kingdom +44 (0) 20 7514 8800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

Not Applicable	Not Applicable

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Exhibit List	Description

99.1	Press Release, dated 30 November 2005.
99.2	Press Presentation, dated 30 November 2005.
99.3	Announcement pursuant to Section 29 of the Danish Securities Trading Act, dated 30 November 2005.

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